UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Sea Limited
(Name of Issuer)

Class A Ordinary Shares, par value US$0.0005 per share
(Title of Class of Securities)

81141R 100**
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**This CUSIP number applies to the Issuer’s American depositary share, each representing one Class A ordinary share of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.:	81141R 100

(1)	NAME OF REPORTING PERSONS
Gang Ye (“Mr. Ye”)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
34,657,137 Class A ordinary shares[1]
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
34,657,137 Class A ordinary shares
(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,657,137 Class A ordinary shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.2%[2]
(12)	TYPE OF REPORTING PERSON*
IN

1.	Includes 11,603,431 Class A Ordinary Shares which Mr. Ye has appointed Mr. Forrest Xiaodong Li, the chairman and group chief executive officer of the Issuer, as his irrevocable proxy to exercise voting power.

2.	As a percentage of 557,737,960 ordinary shares of par value US$0.0005 per share (“Shares”), which included all the Class A ordinary shares of par value US$0.0005 per share (“Class A Ordinary Share”) and the Class B ordinary shares of par value US$0.0005 per share (“Class B Ordinary Share”), of the Issuer issued and outstanding as of December 31, 2021. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to three votes. The Shares beneficially owned by Mr. Ye (excluding 11,603,431 Class A Ordinary Shares which Mr. Ye has appointed Mr. Forrest Xiaodong Li as his irrevocable proxy to vote) represent approximately 2.7% of the aggregate voting power of the total issued and outstanding Shares of the Issuer.

Item 1(a).	Name of Issuer:

Sea Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1 Fusionopolis Place, #17-10, Galaxis, Singapore 138522

Item 2(a).	Name of Person Filing:

Gang Ye

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o Sea Limited, 1 Fusionopolis Place, #17-10, Galaxis, Singapore 138522

Item 2(c).	Citizenship or Place of Organization:

Singapore

Item 2(d).	Title of Class of Securities:

Class A ordinary shares of par value US$0.0005 per share

Item 2(e).	CUSIP Number:

81141R 100*

*This CUSIP number applies to the Issuer’s American depositary share, each representing one Class A ordinary share of the Issuer.

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not Applicable.

Item 4.	Ownership:

			Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Gang Ye	34,657,137(1)	6.2%(2)	34,657,137(3)	0	34,657,137	0

(1)	Represents (i) 30,002,029 Class A Ordinary Shares (including American Depositary Shares represented by Class A Ordinary Shares) held or beneficially owned by Mr. Ye, and (ii) 4,655,108 Class A Ordinary Shares issuable upon exercise of options or vesting of restricted share units for Class A Ordinary Share held by Mr. Ye within 60 days from December 31, 2021.

(2)	As a percentage of 557,737,960 Shares, which included all the Class A Ordinary Shares and the Class B Ordinary Shares, of the Issuer issued and outstanding as of December 31, 2021. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to three votes. The Shares beneficially owned by Mr. Ye (excluding 11,603,431 Class A Ordinary Shares which Mr. Ye has appointed Mr. Forrest Xiaodong Li as his irrevocable proxy to vote) represent approximately 2.7% of the aggregate voting power of the total issued and outstanding Shares of the Issuer.

(3)	Includes 11,603,431 Class A Ordinary Shares which Mr. Ye has appointed Mr. Forrest Xiaodong Li as his irrevocable proxy to exercise voting power.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022

Gang Ye	/s/ Gang Ye

[Signature Page to Schedule 13G]